EXHIBIT 4.2
AGREEMENT BETWEEN THE REGISTRANT AND LEDYARD H. DEWEES



                            CROWN INTERNATIONAL, INC.
                      80 Richmond Street West, Suite 1604,
                        Toronto, Ontario, Canada M5H 2A4



March 14, 2005


Mr. Ledyard H. DeWees,
270 3rd Court,
Baca Raton, Florida
33432

RE:  Your Invoice dated January 5, 2005

     Please be advised that Crown International, Inc.'s ("Company") Board of Directors have approved the conversion of the full amount of your invoice dated January 5, 2005 and for the sum of US$120,000 into 480,000 common shares of the Company at the conversion price of $0.25 per share.

     Since the Company does not have cash sufficient to satisfy your invoice nor has the Company been able to arrange sufficient financing to pay your invoice and also the Company has a deficit in working capital, negative cash flows from operations and recurring net losses, we are asking you to accept payment of the full amount of your invoice into shares of the Company's common stock as aforesaid, which shares shall be offered and sold pursuant to a registration on Form S-8. We are accelerating the payment of your invoice as an incentive toward your future services.

     The Company confirms and you confirm by accepting and agreeing below that the Company's common stock is to be offered and sold to you on Form S-8 and issued in the name of your invoice and in all events will not be for services rendered in connection with the offer or sale of securities in a capital raising transaction, or which do not directly or indirectly promote or maintain a market for the Company's securities. Please note that the Company has no public trading market for its common stock and that the Company's shares were valued at US$0.25 based upon the latest arm's length price of US$0.25 per share for shares in the Company.

     In view of the amount of your invoice to the Company by signing below you agree to accept shares of the Company's common stock in full payment of the amount due on your invoice, provided that the shares are registered on Form S-8. Please note that this Letter may be filed as an exhibit to the Form S-8.

     If you are in agreement with the foregoing please sign this letter and return it to the Company.

     If you have any questions, please contact the writer.


Yours truly,
CROWN INTERNATIONAL, INC.

By: /s/ Alan Irwin
------------------------------------
Per: Alan Irwin, President


ACCEPTED AND AGREED this  17 day of March, 2005 by:

By: /s/ Ledyard H. DeWees
------------------------------
Ledyard H. DeWees


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